STACKSOURCE

2021 Report

Dear investors,

The StackSource team is extremely excited to attack 2022 coming off our strongest year so far, more than tripling loan origination volume over 2020. With loan sizes ranging from as little as $130,000 for a retail property acquisition in Chicago, to more than $58,000,000 for a student housing tower development in Texas, our platform is truly bringing transparency to commercial real estate investors of all sizes across the country. Now with a full executive team, a growing staff, and exciting new tech features to be launched in 2022, StackSource's business prospects are robust.

We need your help!

If you are connected with real estate investors in need of financing, you can act as a referral partner, earning fees based on the total collected revenue that StackSource generates financing their transactions. See StackSource.com/refer.

Sincerely,

William Nathan Wall

Co-founder & CTO

Tim Milazzo

Co-founder & CEO

Our Mission

We're creating a better real estate finance company than the old incumbents arranging tens of billions in loans manually each year. No more keeping real estate investors in the dark on their financing options.

See our full profile

How did we do this year?


Report Card

B+


The Good

Tripled loan volume and revenue over 2020.

Hired multiple key executives

Closed oversubscribed fundraising round totaling $2.6 Million


The Bad

A growing percentage of the company is remote and has not met and bonded with their teammates in person due to the pandemic.

One high volume referral partner stopped sending leads because they chose to start competing with us.

The patent-pending Browser Extension technology failed to produce a high volume of commercial mortgage leads.

2021 At a Glance

January 1 to December 31



$3,423,443 +212%

Revenue



-$682,285 [20X]

Net Loss



$293,200 +314%

Short Term Debt



$2,389,965

Raised in 2021



$1,579,417

Cash on Hand
As of 04/21/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We connect real estate investors with lenders, online.

We're creating a better real estate finance company than the old incumbents arranging tens of billions in loans manually each year. No more keeping real estate investors in the dark on their financing options.

Milestones

StackSource, Inc. was incorporated in the State of Delaware in December 2015.

Since then, we have:

- StackSource has already closed over 100 real estate loans across 28 states; $2 Million+ revenue

- Backed by Techstars, Newark Venture Partners, and real estate industry executives

- Market Size: $600 Billion of commercial mortgages were originated in the US in 2019

- All-time lending volume recently surpassed $250 Million

- Real estate investors are increasingly looking online for financing

- Patent-pending browser extension technology will redefine the search for real estate acquisitions

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $3,423,443 compared to the year ended December 31, 2020, when the Company had revenues of $1,095,566. Our gross margin was 27.62% in fiscal year 2021, compared to 44.4% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $2,524,702, including $2,481,767 in cash. As of December 31, 2020, the Company had $410,456 in total assets, including $154,355 in cash.

- *Net Loss.* The Company has had net losses of $682,285 and net income of $35,466 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $3,794,265 for the fiscal year ended December 31, 2021 and $997,732 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $88,704 in debt (all of which has been paid off and is no longer outstanding, includes a PPP loan which was ultimately recognized as income, due to StackSource meeting the conditions for forgiveness), $3,310,565 between equity and SAFEs.

StackSource, Inc. cash in hand as of April 2022 is $1,579,41 and $2,481,767 in cash in hand as of December 31, 2021.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

StackSource, Inc. cash in hand is $1,579,417.14, as of April 2022. Over the last three months, revenues have averaged $394,812.23/month, cost of goods sold has averaged $310,801.27/month, and operational expenses have averaged $239,015.14/month, for an average burn rate of $155,004.18 per month. Our intent is to be profitable in 0 months.

There are no material changes in finances or operations.

If you annualize 1Q22, then expected revenue for 2Q (next 3 months) should be around ~$1.2mm, COGS of ~$932k, and SG&A of $717k. As we continue our ramp, our monthly net burn is in the range of $150k-$250k, which is subject to material change.

The company is not currently profitable as it invests into product and business development in order to grow revenue. The company plans to become profitable before the end of 2023.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -20% **Gross Margin: 28%** **Return on Assets: -27%** **Earnings per Share: -$85,285.63**

Revenue per Employee: $100,690 **Cash to Assets: 98%** **Revenue to Receivables: ~** **Debt Ratio: 150%**

Reviewed_Statements_-_Stacksource_Inc__-_FY2021_and_FY2020.pdf

We ❤ Our 641 Investors

Thank You For Believing In Us

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Thank You!

From the StackSource Team







Tim Milazzo
Co-founder & CEO



Nathan Wall
Co-founder & CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Andrew Klenk	Managing Partner @ Capstone Companies	2021
Timothy Milazzo	CEO @ StackSource	2015
William Nathan Wall	CTO @ StackSource	2015

Officers

OFFICER	TITLE	JOINED
Timothy Milazzo	President CEO Treasurer Secretary	2015
William Nathan Wall	CTO	2015

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
William Nathan Wall	2,100,000 Common Stock	25.1%
Timothy Milazzo	3,900,000 Common Stock	46.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2015	$210	Common Stock	Section 4(a)(2)
11/2015	$390	Common Stock	Section 4(a)(2)
12/2015	$25,000		Other
02/2016	$25,000		Other
05/2016	$20,000	Common Stock	Section 4(a)(2)
09/2017	$680,000	Safe	Section 4(a)(2)
10/2018	$20,000	Common Stock	Section 4(a)(2)
10/2018	$150,000	Safe	Section 4(a)(2)
05/2019	$50,000	Safe	Section 4(a)(2)
04/2020	$38,369		Other
04/2021	$1,043,854		4(a)(6)
05/2021	$1,346,111		506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE
Timothy Milazzo ❓	12/11/2015	$25,000	$27,699 ❓	2.0%		Yes
Timothy Milazzo ❓	02/04/2016	$25,000	$19,294 ❓	2.0%		Yes
U.S. Small Business Administration - Paycheck Protection Program ❓	04/22/2020	$38,369	$38,369 ❓	1.0%	04/22/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,361,965	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,300,000

Risks

In order for borrowers to receive quality loan offers quickly on StackSource, and for those lenders to be held accountable to close those loans quoted, StackSource needs to strong relationships with the right capital sources. Lenders losing trust in StackSource is a key risk.

StackSource may never be granted a non-provisional patent for its patent-pending Browser Extension technology, allowing competitors to create copies of the functionality.

Investing in the development of our software tools as a competitive advantage is also a liability if we spend cash too quickly for the revenue to catch up. Running out of cash investing in the product, and not seeing the short-term payoff we expect, can lead us to a place where we are under-capitalized.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our users expect complete security and confidentiality of information they submit through our online financing portal. The security of our platform relies on certain key IT & cloud computing vendors that house our platform's infrastructure. Any breach of security for these vendors could have an adverse affect on StackSource's ability to keep confidential files secure, and lead to liability.

There are many large, traditional public and private company competitors in the commercial mortgage industry. Should some of the more well-funded companies with strong brand names choose to copy many of the technological development initiatives before we gain a large amount of market share, it may act as a headwind to StackSource's growth.

StackSource's reputation with commercial real estate owners and developers is extremely important. These potential borrowers need to have complete trust in our process. Borrowers losing trust by having a bad experience with a StackSource Capital

Advisor, or with a lender we source, harms that trust. Losing the trust of borrowers is our top risk. StackSource does not lend or underwrite any financial products directly, but acts as an intermediary to bring present third party commercial financing offers to these borrowers.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for

Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

StackSource, Inc.
- Delaware Corporation
- Organized December 2015
- 34 employees

1 Washington Place
7th floor
Newark NJ 07102

http://www.StackSource.com

Business Description

Refer to the StackSource profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

StackSource has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.